82-35029

30 April 2009

09046020

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

SUPPL

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
1st QUARTER 2009 REVIEW

The Westfield Group 1st Quarter Review is attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.

dlw 5/4

Westfield

Westfield Group

1st Quarter Review 31 March 2009

30 April 2009

Disclaimer

This release contains forward-looking statements, including statements regarding future earnings and distributions. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. You should not place undue reliance on these forward-looking statements. These forward-looking statements are based on information available to us as of the date of this presentation. Except as required by law or regulation (including the ASX Listing Rules) we undertake no obligation to update these forward-looking statements

Note: All figures within this presentation are presented in Australian dollars unless otherwise stated

Westfield

Shopping Centre Operating Performance

	Portfolio Leased[1]	Specialty Occupancy Cost[1]	Lease Deals Completed[2]		Average Specialty Store Rent	
			Number	Area	Amount[1]	Growth[3]
Australia & New Zealand	> 99.5%	17.4%	563	65,046 sqm	$1,342 psm NZ$1,060 psm	5.3%
United States	90.1%	16.5%	291	582,594 sqf	US$45.34 psf	0.3%
United Kingdom	96.6%	n/a	47	11,447 sqm	£643[4] psm	(2.1)[4]%
Group	96.0%		901	130,618 sqm		

[1] *As at 31 March 2009*
[2] *3 months to 31 March 2009*
[3] *31 March 2009 compared to 31 March 2008*
[4] *Excludes Westfield London*

Retail Sales – Australia and New Zealand

Period to 31 March 2009

Australia	MAT	MAT Growth	Comparable Change 12 months	Comparable Change 3 months
Majors			1.7%	(0.7)%
Specialties			3.9%	4.5%
Total	$20.9 bn	6.7%	2.8%	1.5%
New Zealand				
Specialties			(2.8)%	(1.5)%
Total	NZ$ 2.1 bn	5.3%	(0.8)%	0.3%

Specialty Retail Sales – United States

	Period to:					
	MAT	**Mar 08**	**June 08**	**Sep 08**	**Dec 08**	**Mar 09**
12 month sales per square foot (MAT) – $US	6.6 bn	462	460	456	437	423
% change on prior quarter		(1.5)%	(0.4)%	(0.9)%	(4.2)%	(3.2)%
% change on prior year					(6.8)%	(8.4)%

Retail Sales – United Kingdom[1]

Period to 31 March 2009

	12 months	3 months
National[2]	(1.1)%	(0.7)%
London[2]	4.0%	5.8%
Total	1.2%	1.2%

[1] *British Retail Consortium-KPMG retail sales report*
[2] *On a comparable basis*

Westfield

Global Development Activity

- 7 major projects currently under construction with an estimated total cost of $4.7 billion (WDC share $4.6 billion)
- $1.8 billion has been incurred to date with $2.8 billion remaining to complete (WDC share)

	No. of Projects	Estimated WDC Cost	Target Weighted Average Yield[1]
United States	4	US$440 m	7.25 – 7.70%
Australia & New Zealand	2	$923 m	8.00 – 8.50%
United Kingdom – Stratford, London	1	£1,450 m	7.00 – 7.50%
Total	**7**	**$4.6 bn**	

[1] *Stabilised income/Westfield Group cost*

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Westfield

Westfield Group

1st Quarter Review 31 March 2009

APPENDICES

Westfield

Portfolio Summary as at 31 December 2008

	United States	Australia	United Kingdom	New Zealand	Total
Centres	55	44	8	12	119
Retail Outlets	8,843	12,070	1,256	1,670	23,839
GLA (million sqm)	5.9	3.7	0.6	0.4	10.6
Westfield Asset Value (billion)[1]	US$15.5	$20.9	£1.9	NZ$3.0	$49.9
Assets Under Management (billion)[2]	US$18.7	$29.3	£4.9	NZ$3.2	$69.4

Gross Lettable Area


UK
6%
Australia
35%
US
55%
NZ
4%

Assets Under Management


UK
15%
Australia
42%
US
39%
NZ
4%

Net Operating Income
(WDC share)


UK
4%
Australia
45%
US
43%
NZ
8%

[1] *WDC share of shopping centre assets and excludes work in progress and assets held for redevelopment*
[2] *WDC and joint venture share of shopping centre assets and includes work in progress and assets held for redevelopment*
Note: Exchange rates as at 31 December 2008 were AUD/USD 0.6897, AUD/GBP 0.4775, AUD/NZD 1.1961

Westfield

Westfield London – 6 months after Opening: View of Upper Level Mall



11 April 2009

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Westfield

Westfield London – 6 months after Opening: The Balcony Food Court


TOPSH
TOPS

11 April 2009

Current Projects

	Project Cost (million)	Yield Range	Anticipated Completion
Riccarton (Christchurch)	NZ $75	8.00 – 8.25%	Qtr 2 '09
Santa Anita (California)	US $120	6.25 – 6.75%	Qtr 2 '09
Culver City (California)	US $180	7.25 – 7.75%	Qtr 4 '09
Galleria at Roseville (California)	US $80	7.50 – 7.75%[1]	Qtr 4 '09
Valencia (California)[2]	US $120	9.00 – 9.50%	Qtr 1 '10
Stratford (London)	£ 1,450	7.00 – 7.50%	2011
Sydney City (New South Wales)[3]	$860	8.00 – 8.50%	2012
Total	$4.7 bn		
Total – WDC Share	$4.6 bn		

[1] *Yield range of entire project. Stage 1 (US$190 million) completed and opened November 2008*
[2] *Joint venture centre*
[3] *Represents retail component and 100 Market Street*

Westfield

Comparable Change in Retail Sales by Category – Australia

	Period to 31 March 2009	
	12 months	3 months
Department Stores	(3.5)%	(3.6)%
Discount Department Stores	2.2%	(4.5)%
Supermarkets	5.6%	3.0%
Cinemas	6.0%	6.8%
Fashion	2.4%	4.3%
Food Catering	4.9%	5.3%
Food Retail	3.1%	2.5%
Footwear	6.1%	10.3%
General Retail	1.6%	2.9%
Homewares	(0.5)%	(3.8)%
Jewellery	5.3%	9.8%
Leisure	8.6%	7.5%
Retail Services	6.8%	7.2%
Specialties	**3.9%**	**4.5%**
TOTAL	**2.8%**	**1.5%**

Westfield

Change in Retail Sales by Category – United States

12 months sales per square foot (MAT) to 31 March 2009

	Change on prior year	Change on prior quarter
Fashion	(9.8)%	(3.4)%
Jewellery	(11.3)%	(3.6)%
Leisure	(7.8)%	(4.2)%
Food retail	(2.8)%	(1.4)%
General retail	(6.5)%	(2.1)%
Cinemas	3.7%	0.8%

Westfield Stratford, London

- Location: 5 km east of the City of London and adjacent to the site of the 2012 London Olympics
- Project Cost: £1.45 billion
- Anticipated Yield: 7.00 – 7.50%
- Expected Completion: 2011
- GLA: 175,000 sqm
- Number of retailers: 300
- Car parking: 5,000 spaces
- Key Anchors: Marks & Spencer and John Lewis Department Stores, Waitrose Supermarket and 12 screen Vue Entertainment Cinema
- Main Trade Area population: 3.3 million[1]
- Main Trade Area Annual Retail Spend: £23 billion[1]
- Transport hub: London Underground Central and Jubilee line services, Docklands Light Rail, direct rail links from London City Airport, a new regional bus interchange, Eurostar line serving Paris and Brussels, Overground connection to Essex, High speed rail link to North Kent and Crossrail link from 2016

[1] *Source Experian plc*

Westfield

View South of Westfield Stratford and Olympic Park


Olympic Athletes Village
Stratford Regional Station
Stratford International Station
M&S
John Lewis & Waitrose
O2 Centre
Canary Wharf
Aquatics Centre
Olympic Stadium

Westfield

View North of Olympic Stadium and Westfield Stratford



Velodrome
Olympic Stadium
Olympic Athletes Village
Stratford International Station
John Lewis & Waitrose
Aquatics Centre
M&S
Stratford Regional Station

82-35029

Westfield

Westfield Sydney City

- Location: Centre of Sydney's CBD district, bounded by Pitt Street Mall, Castlereagh and Market Streets and connected to the highest grossing department store locations in Australia
- Project Cost: $860 million – includes retail and office tower located at 100 Market Street
- Anticipated Yield: 8.00 – 8.50%
- Expected Completion:
  - 100 Market Street: 2010
  - Retail: In stages through to 2012
- GLA:
  - Retail: 38,000 sqm, over 7 levels
  - 100 Market Street: 28,900 sqm, over 10 levels
  - Existing Skygarden Office tower: 14,400 sqm, over 12 levels
- Number of retailers: 250
- Anchored by David Jones and Myer Department Stores
- Main Trade Area population: 1.5 million
- Main Trade Area Annual Retail Spend: $20.5 billion
- Annual Sydney CBD Retail Sales: $3.8 billion

Sydney City Development Site


ELIZABETH STREET
CASTLEREAGH STREET
DAVID JONES
PITT STREET
GEORGE STREET
MARKET STREET
MARKET STREET
SYDNEY CENTRAL PLAZA/ MYER
DAVID JONES
WESTFIELD SYDNEY CITY
PITT STREET

Westfield

Sydney City Aerial



Pitt Street Mall
Skygarden
Imperial Arcade
Castlereagh Street
Centrepoint
Market Street
David Jones

Westfield

Sydney City Development – Artist Impression upon Completion

